EXHIBIT 23.1

     Consent of Independent Registered Public Accounting Firm

Board of Directors
Canadian National Railway Company

We consent to the incorporation by reference in the registration statements (Nos. 333-131856, 333-71270, 333-53420, 333-53422 and 333-59337) on Form S-8 of the Canadian National Railway Company of our report dated June 25, 2008, with respect to the statements of net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of  the Canadian National Railway Company Management Savings Plan for U.S. Operations.

/s/KPMG LLP

Denver, Colorado
June 25, 2008